U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-207220

(Check One):

   X  Form 10-K           Form 20-F           Form 11-K           Form 10-Q           Form 10-D           Form N-SAR           Form N-CSR

For period ended: June 30, 2016

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KokiCare, Inc.
Full Name of Registrant:

26716 Via Colina
Address of Principal Executive Office

Stevenson Ranch, CA 91381
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and

.	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

KokiCare, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended June 30, 2016 (the “2016 Form 10-K”) by the September 28, 2016 deadline without unreasonable expense or effort because management of the Company is still evaluating the appropriate accounting treatment for certain accounting matters for the year ended June 30, 2016.

Management will assess the effect of these accounting matters on the Company’s internal control over financial reporting and its disclosure controls and procedures.  The Company expects that the 2016 Form 10-K will be filed with the U.S. Securities and Exchange Commission within the fifteen calendar day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Jason Lane, CEO and CFO	661	753-6330
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

   X   Yes         No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         Yes   X   No

KokiCare, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 28, 2016

By: /s/  Jason Lane

      Name: Jason Lane

      Title: CEO and CFO

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